November 22, 2006

Room 4561

Mr. Krish Panu
President and Chief Executive Officer
@Road, Inc.
47071 Bayside Parkway
Fremont, CA 94538

Re: **@Road, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-31511

Dear Mr. Panu:

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

Very truly yours,

Brad Skinner
Accounting Branch Chief